FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

The Westaim Corporation

(Translation of registrant’s name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)

(780) 992-5231

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes”, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

The following documents are included in this Form 6-K:

1.	The Registrant’s quarterly report to shareholders for the third quarter 2002 is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532).
2.	Certification of the Registrant’s CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
3.	Certification of the Registrant’s CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
The Westaim Corporation
Management’s Discussion and Analysis
Consolidated Statement of Operations and Consolidated Statement of Deficit
Consolidated Balance Sheet
Consolidated Cash Flow Statement
Notes to Consolidated Financial Statements for the nine months ended September 30, 2002 (unaudited)
Certification of the Chief Executive Officer
Certification of the Chief Financial Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: November 20, 2002	By:	-s- Douglas H. Murray

Douglas H. Murray Assistant Corporate Secretary

Third Quarter Report to Shareholders
For the quarter ended September 30, 2002

The Westaim Corporation

Management’s Discussion and Analysis

This interim Management’s Discussion and Analysis should be read in conjunction with the Management’s Discussion and Analysis included in the annual report of the Corporation for the year ended December 31, 2001.

Consolidated Results – Three months ended September 30, 2002

For the three months ended September 30, 2002 the Company reported a net loss of $6.3 million compared to a net loss of $7.7 million for the three months ended September 30, 2001. Revenues from continuing operations for the three months ended September 30, 2002 were $11.7 million compared to $12.5 million for the same period in 2001.

The 2002 net loss declined as a result of losses from discontinued operations of $2.9 million recorded in the third quarter of 2001. Losses from these discontinued operations in 2002 were fully provided for in the second quarter of 2002. This improvement in net loss was partially offset by higher income tax expense in 2002 which increased to $1.7 million from $0.9 million primarily due to a reduction in the Company’s future income tax asset.

The pre-tax loss from continuing operations increased marginally to $4.6 million from $4.0 million in 2001 reflecting lower interest income, partially offset by lower corporate costs and non-cash equity losses from investments. Interest income declined to $0.7 million in the third quarter 2002 from $2.8 million in 2001 due to lower interest rates and lower cash balances in 2002 and to gains on foreign exchange and gains realized from forward rate agreements recorded in 2001.

Operations

Westaim’s operations are organized into two high-potential emerging technology businesses – iFire Technology Inc. and Nucryst Pharmaceuticals Corp.; and one industrial technology division – Ambeon.

In May, 2002, the Company announced its intention to close the Coinage division, after several quarters of operating losses, and to seek a strategic buyer for its Ethylene Coatings business. As a result, commencing in the second quarter, these businesses have been accounted for as discontinued operations.

iFire Technology – iFire’s operating loss for the three months ended September 30, 2002 was $3.9 million compared to an operating loss of $3.8 million for the same period in 2001. Research and development expenditures were comparable to the prior year and funding contributions from Technology Partnerships Canada were $2.1 million in both the third quarter of 2002 and the third quarter of 2001. Licensing revenue of $1.1 million represents the amortization of deferred licensing revenue and is consistent with the same period in 2001. Research and development expenditures are expected to continue at comparable levels during the remainder of the year.

Nucryst Pharmaceuticals – Nucryst’s operating loss for the third quarter of 2002 was $1.5 million compared to a loss of $0.2 million in the third quarter of 2001. The third quarter of 2002 was another record quarter for the sale of Acticoat™ dressings with product sales to end users continuing at a growth rate in excess of 50% compared to the same quarter last year. Commencing in May 2001, sales revenue reflects licensing royalties, milestone payments and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew plc. Total revenues declined to $1.9 million in 2002 from $3.2 million in 2001 as a result of a $1.6 million milestone payment received in the third quarter of 2001.

Revenue from licensing and manufacturing in the third quarter of 2002 was $1.9 million compared to $1.6 million in the same period in 2001. Royalties increased in the third quarter of 2002 compared to the third quarter of 2001 as a result of increasing sales to end users but manufacturing revenues were unchanged as 2001 results included an initial build-up of inventory by Smith & Nephew.

The outlook for Nucryst is a continued increase in licensing and manufacturing revenues resulting from the growth in sales of Acticoat™ products by Smith & Nephew in the United States and Europe. Improvements in revenue are expected to be more than offset by research and development expenditures as Nucryst pursues pre-clinical research into the pharmaceutical attributes of its nanocrystalline silver technology.

Ambeon – Westaim’s Ambeon division develops, manufactures and markets coating solutions and products for customers in the aerospace, electronics, catalyst, and other markets. Ambeon’s operating earnings in the third quarter of 2002 were $2.7 million on revenue of $8.7 million compared to earnings of $1.5 million on revenue of $8.2 million in the third quarter of 2001. For the nine months ended September 30, 2002, revenues and gross profits from Ambeon’s core products in the aerospace and electronics markets have declined 18% and 25% respectively compared to the same period last year reflecting the general downturn in these two industry sectors. This decline has been offset by revenues and earnings from a materials supply contract which is expected to be completed in early 2003. These general year-over-year trends are expected to continue for the remainder of the year.

Discontinued Operations – For the third quarter of 2002, no adjustments were made to the provisions recorded in the second quarter of 2002 for forecast operating losses to the date of shutdown or sale of the Coinage and Ethylene Coatings businesses. The loss from discontinued operations for the third quarter of 2001 was $2.9 million relating to operations for the period.

Future cash costs of the discontinued operations are expected to be largely offset by cash proceeds from the related asset dispositions.

Consolidated Results – Nine months ended September 30, 2002

For the nine months ended September 30, 2002 the Company reported a net loss of $40.3 million on sales from continuing operations of $35.4 million compared to a net loss of $13.7 million on sales from continuing operations of $37.8 million in the same period of 2001.

The higher net loss for the nine months ending September 30, 2002 is attributable to $2.3 million in higher losses from discontinued operations, the $20.1 million gain on sale of Nucryst Pharmaceuticals’ burn business recorded in 2001, $4.6 million in lower research and development contributions made to iFire by Technology Partnerships Canada, a $4.2 million reduction in interest income, and a $5.8 million reduction in the Company’s recorded future tax asset. This was partially offset by a $10.8 million reduction in equity losses from investments compared to the first nine months of 2001.

The net loss from discontinued operations for the nine months ending September 30, 2002 includes operating losses of $6.7 million, forecast operating losses to the date of shutdown or sale of the businesses of $2.1 million and provisions for workforce reduction, shutdown and asset disposal costs of $7.7 million. The loss from discontinued operations for the first nine months of 2001 was $14.2 million relating to operations for the period.

Liquidity and Capital Resources

At September 30, 2002 the Corporation had cash and short-term investments of $104.9 million, a decrease of $8.9 million compared to June 30, 2002, and a decrease of $33.5 million compared to December 31, 2001 primarily due to cash used in continuing and discontinued operations, and increases in non-cash working capital balances.

Forward-looking Statements

This Report contains forward-looking statements including the outlook for Nucryst and Ambeon. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including the degree to which Smith & Nephew succeeds in selling Acticoat™ products; the absence of a recovery in the aerospace and electronics industry; and general economic, regulatory and industry developments and conditions in the industries that the Company serves. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise.

THE WESTAIM CORPORATION

Consolidated Statement of Operations and Consolidated Statement of Deficit
(unaudited)

	Quarter Ended		Nine Months Ended
	September 30		September 30

(thousands of dollars)	2002	2001	2002	2001

Revenue	$11,698	$12,510	$35,354	$37,810
Costs
Manufacturing	5,278	5,782	17,745	18,542
Selling, general and administrative	1,820	2,369	5,759	8,034
Research and development (note 7)	6,034	6,158	19,041	12,662
Depreciation and amortization	1,497	1,062	4,366	4,114

Divisional loss	(2,931)	(2,861)	(11,557)	(5,542)
Corporate	(1,212)	(1,531)	(4,963)	(5,874)
Interest income	727	2,808	1,858	6,017
Gain on sale of assets (note 8)	—	—	—	20,122
Equity loss	(1,196)	(2,396)	(3,173)	(13,968)

(Loss) earnings from continuing operations before income taxes	(4,612)	(3,980)	(17,835)	755

Income tax expense
Current	(60)	(138)	(190)	(186)
Future	(1,666)	(728)	(5,774)	(61)

	(1,726)	(866)	(5,964)	(247)

(Loss) earnings from continuing operations	(6,338)	(4,846)	(23,799)	508
Loss from discontinued operations net of income taxes (note 3)	—	(2,872)	(16,518)	(14,213)

Net loss for the period	$(6,338)	$(7,718)	$(40,317)	$(13,705)

(Loss) earnings per common share (note 6)
Continuing operations — basic and diluted	$(0.08)	$(0.06)	$(0.31)	$0.01

Net loss — basic and diluted	(0.08)	(0.10)	(0.52)	(0.18)

Weighted average number of outstanding common shares (thousands)	78,062	77,732	77,887	77,725

Deficit at beginning of period	$(199,534)	$(102,504)	$(163,976)	$(96,517)
Change in accounting policy (note 2,5)	—	—	(1,579)	—

As restated	(199,534)	(102,504)	(165,555)	(96,517)
Net loss	(6,338)	(7,718)	(40,317)	(13,705)

Deficit at end of period	$(205,872)	$(110,222)	$(205,872)	$(110,222)

THE WESTAIM CORPORATION

Consolidated Balance Sheet
(unaudited)

	September 30	December 31
(thousands of dollars)	2002	2001

ASSETS
Current
Cash and cash equivalents	$89,749	$138,373
Short-term investments	15,118	—
Accounts receivable	17,457	18,152
Inventories	17,956	18,510
Other	1,113	929

	141,393	175,964
Capital assets	46,209	44,833
Deferred charges	2,551	2,085
Future income taxes	6,341	12,115
Investments	833	3,182

	$197,327	$238,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$20,257	$17,943
Provision for site restoration	7,778	7,175
Deferred licensing revenue	1,633	4,439

	29,668	29,557

Shareholders’ equity
Capital stock (note 4)	373,128	372,598
Contributed surplus (note 4)	403	—
Deficit	(205,872)	(163,976)

	167,659	208,622

	$197,327	$238,179

THE WESTAIM CORPORATION

Consolidated Cash Flow Statement
(unaudited)

	Quarter Ended		Nine Months Ended
	September 30		September 30

(thousands of dollars)	2002	2001	2002	2001

Operating Activities
(Loss) earnings from continuing operations	$(6,338)	$(4,846)	$(23,799)	$508
Items not affecting cash
Depreciation and amortization	1,497	1,062	4,366	4,114
Provision for site restoration costs	—	1,296	1,033	3,017
Future income taxes	1,666	728	5,774	61
Gain on sale of assets (note 8)	—	—	—	(20,122)
Deferred licensing revenue	(1,068)	(1,065)	(3,203)	(3,207)
Equity loss on investments	1,196	2,396	3,173	13,968
Other (note 4)	—	268	1,100	268

Cash used in continuing operations before non-cash working capital changes	(3,047)	(161)	(11,556)	(1,393)
Changes in continuing operations non-cash working capital
Accounts receivable	(4,504)	(261)	(2,621)	2,753
Inventories	688	(1,737)	(601)	(569)
Other	(11)	161	(241)	(1,549)
Accounts payable and accrued liabilities	1,500	4,933	(674)	(3,554)
Site restoration expenditures	(307)	(143)	(429)	(295)
Deferred licensing revenue	—	—	397	386

Cash (used in) provided from continuing operations	(5,681)	2,792	(15,725)	(4,221)
Cash (used in) provided from discontinued operations	(944)	(4,175)	(9,819)	15,108

Total cash (used in) provided from operating activities	(6,625)	(1,383)	(25,544)	10,887

Investing activities
Capital expenditures — continuing operations	(1,825)	(524)	(5,735)	(3,739)
Capital expenditures — discontinued operations	(31)	(269)	(467)	(1,845)
Short-term investments	19,032	37,151	(15,118)	(13,508)
Deferred charges	(232)	(243)	(769)	(541)
Investments	—	(1,926)	(824)	(3,374)
Proceeds on sale of assets (note 8)	—	—	—	23,127

Cash provided from (used in) investing activities	16,944	34,189	(22,913)	120

Financing activities
Issuance of common shares	151	439	151	467
Repurchase of common shares (note 4)	(310)	—	(318)	—

Cash (used in) provided from financing activities	(159)	439	(167)	467

Net increase (decrease) in cash and cash equivalents	10,160	33,245	(48,624)	11,474
Cash and cash equivalents at beginning of period	79,589	102,748	138,373	124,519

Cash and cash equivalents at end of period	$89,749	$135,993	$89,749	$135,993

The Westaim Corporation
Notes to Consolidated Financial Statements for the nine months ended September 30, 2002 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.

Note 1 — Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual consolidated financial statements as at December 31, 2001 except as reported in Note 2.

Note 2 — Change in Accounting Policy — Stock-based Compensation Plans

Effective January 1, 2002 the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for stock appreciation rights (“SARs”) and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. For stock options in subsidiary companies, compensation expense is measured as the excess, if any, of the fair value of the subsidiary’s stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Note 3 — Discontinued Operations

On May 28, 2002 the Board of Directors of the Company approved the closing of the Coinage division and the selling of the Ethylene Coatings business. Accordingly, the results from operations of these businesses, including the estimated cost of shutdown for the Coinage division and disposition of the Ethylene Coatings business, have been accounted for on a discontinued basis. The Coinage division was shut down in July 2002. It is expected that the Ethylene Coatings business will be sold by early 2003.

As a result, the Company recorded a loss from discontinued operations of $14,153 during the second quarter of 2002, of which, $7,289 remains in accounts payable and accrued liabilities as at September 30, 2002.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	September 30, 2002	December 31, 2001

Accounts receivable	$2,271	$5,587
Inventories	490	1,644
Other assets	98	155
Accounts payable and accrued liabilities	(9,690)	(8,283)

Net working capital	(6,831)	(897)
Capital assets	$9,055	$9,400

The results of discontinued operations are summarized as follows:

	Quarter Ended		Nine Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2002	2001	2002	2001

Revenues to May 28, 2002	$—	$4,339	$6,454	$16,330
Revenues subsequent to May 28, 2002 and estimated future revenues	—	—	3,829	—

Total revenue from discontinued operations	$—	$4,339	$10,283	$16,330

Divisional losses to May 28, 2002	—	(2,872)	(3,908)	(14,213)
Divisional losses subsequent to May 28, 2002 and estimated future divisional losses	—	—	(4,943)	—
Costs relating to shutdown and disposition	—	—	(7,667)	—

Net loss from discontinued operations	$—	$(2,872)	$(16,518)	$(14,213)

No additional losses from discontinued operations were reported in the quarter ended September 30, 2002. The net loss from discontinued operations is after deduction of depreciation of $941 for the quarter ended September 30, 2001 and $616 for the nine months ended September 30, 2002 (2001 — $2,740). The net loss for the nine months ended September 30, 2002 also includes provisions for workforce reduction and other shutdown and asset disposal costs totaling $7,667. No material gain or loss is anticipated from the sale of the Ethylene Coatings business and all expected future losses from this business were included in the net loss from discontinued operations as at June 30, 2002.

Net loss per common share from discontinued operations was $(0.04) per share for the three months ended September 30, 2001 and $(0.21) per share for the nine months ended September 30, 2002 (2001 — $(0.19)). No tax provisions were recorded with respect to these businesses during these periods.

Note 4 — Capital Stock

As at September 30, 2002 the Company had outstanding 78,032,787 common shares and 5,635,599 options convertible into common shares (December 31, 2001 — 77,786,915 common shares and 5,245,399 options).

In June 2002, the Company filed a normal course issuer bid which entitles the Company to acquire up to 3,889,000 common shares between June 19, 2002 and June 18, 2003. The purchases are made on the open market at the time of any particular purchase.

During the third quarter, the Company repurchased 147,700 shares through its normal course issues bid at an average price of $2.10 for an aggregate consideration of $310 and for the nine months ended September 30, 2002, the Company has repurchased 150,500 shares at an average price of $2.12 for an aggregate consideration of $318. The amount by which the average carrying value exceeded the cost of reacquiring the shares, amounting to $403, has been credited to contributed surplus.

During the third quarter of 2002, the Company issued 72,843 shares under its Employee Share Purchase Plan at an average price of $2.08.

During the second quarter of 2002, the Company issued 323,529 shares as compensation expense of $1,100.

The Westaim Corporation
Notes to Consolidated Financial Statements for the nine months ended September 30, 2002 (unaudited)
(thousands of dollars)

Note 5 — Stock-based Compensation Plans

Effective January 1, 2002 the Canadian Institute of Chartered Accountants recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company and its subsidiaries have elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

In the third quarter of 2002, the Company issued 3,700 options for common shares of the Company at a weighted average exercise price of $1.67. For the nine months ended September 30, 2002, the Company issued 390,200 options for common shares of the Company at a weighted average exercise price of $5.50. If compensation costs for options for common shares of the Company and for common shares of subsidiaries issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Quarter Ended	Nine Months Ended
	Sept. 30, 2002	Sept. 30, 2002

Net loss applicable to common shareholders as reported	$(6,338)	$(40,317)
Pro forma net loss applicable to common shareholders	(6,524)	(40,779)
Loss per common share as reported (basic and diluted)	(0.08)	(0.52)
Pro forma loss per common share (basic and diluted)	(0.08)	(0.52)

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 5.18%, an average life of 7.0 years and a volatility of 59.5%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Stock Appreciation Rights — Effective January 1, 2002 net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR’s vesting period and offset to accounts payable and accrued liabilities. The cumulative liability as at January 1, 2002 amounting to $1,579 was charged to deficit with an offset to accounts payable and accrued liabilities. As at September 30, 2002 the liability has been reduced to $Nil.

Note 6 — Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Quarter Ended		Nine Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
(thousands of shares)	2002	2001	2002	2001

Weighted average number of common shares outstanding
— basic (loss) earnings per share	78,062	77,732	77,887	77,725
Effect of dilutive securities	1	2,074	3	2,876

Weighted average number of common shares outstanding
— diluted (loss) earnings per share	78,063	79,806	77,890	80,601

Note 7 — Technology Partnerships Canada Agreement

On March 26, 2001 the Company’s subsidiary, iFire Technology Inc. (“iFire”), entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire until April 30, 2003 to a maximum of $30,000.

Contributions are recorded as a reduction of the cost of the applicable capital asset or credited in the statement of operations of iFire as determined by the nature of the expenditure being funded. In 2002, contribution claims totaling $7,144 (2001 — $12,220) have been recorded reflecting expenditures in the first nine months of the year.

Of this amount, $6,398 (2001 — $10,960) has been credited to research and development expense and $746 (2001 — $1,260) has been credited to capital assets. As at September 30, 2002 the Company has recorded a receivable of $4,907 for contribution claims relating to expenditures in 2002.

Note 8 — Nucryst Pharmaceuticals Agreement with Smith & Nephew plc

On May 8, 2001 Nucryst Pharmaceuticals entered into a series of agreements relating to its Acticoat™ burn dressing and wound care products with Smith & Nephew plc. Under these agreements, Nucryst Pharmaceuticals sold its North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ burn and wound care dressings. Nucryst Pharmaceuticals will receive royalties based on Smith & Nephew’s future sales of these products as well as milestone payments for the achievement of certain regulatory and sales targets. Under a collaborative agreement, the two companies are working together to develop new wound care products and to obtain additional regulatory approvals. Nucryst Pharmaceuticals continues to manufacture Acticoat™ products for Smith & Nephew plc under a long term manufacturing agreement. In 2001, the Company recorded a gain on the sale of the North American burn dressings business of $20,122.

Note 9 — Segmented Information

	Quarter Ended		Nine Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
(thousands of dollars)	2002	2001	2002	2001

Revenue
Ambeon	$8,701	$8,206	$26,303	$27,113
Nucryst Pharmaceuticals	1,929	3,240	5,848	7,490
iFire Technology	1,068	1,064	3,203	3,207

	$11,698	$12,510	$35,354	$37,810

Divisional Earnings (Loss)
Ambeon	2,702	1,495	6,529	5,916
Nucryst Pharmaceuticals	(1,530)	(193)	(5,088)	(3,539)
iFire Technology	(3,890)	(3,784)	(12,371)	(7,197)
Other	(213)	(379)	(627)	(722)

	$(2,931)	$(2,861)	$(11,557)	$(5,542)

Note 10 — Comparative Figures

Certain 2001 figures have been reclassified to conform to the presentation of the current year.

The Westaim Corporation
144-4th Avenue S.W. Suite 1010
Calgary, Alberta
T2P 3N4
www.westaim.com
info@westaim.com